[redacted]

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

SECI 08029259 IISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34474 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hammond & Botzum, Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

453 S. Orange Street
(No. and Street)

Orange (City) California (State) 92866 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie A. Botzum, III (714) 771-6977
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SD 3/26/08

# OATH OR AFFIRMATION

I, Charles A. Botzum, III, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hammond & Botzum, Incorporated, as of December 31, 20 07, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (~~or affirmed to~~) before me this 20th day of Feb, 2008

Notary Public

Signature

Pres
Title

SUSIE SNIDER-PINCHOT
Commission # 1773693
Notary Public — California
Orange County
MyComm. Expires Oct 16, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Hammond & Botzum, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2007**

**BREARD & ASSOCIATES, INC.**
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Hammond & Botzum, Inc.:

We have audited the accompanying statement of financial condition of Hammond & Botzum, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hammond & Botzum, Inc. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III, is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 14, 2008

*We Focus & Care*℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

**Hammond & Botzum, Inc.**
**Statement of Financial Condition**
**December 31, 2007**

**Assets**

| | |
|---|---|
| Cash | $ 68,787 |
| Deposits held at clearing firm | 2,500 |
| Cash in reserve | 2,546 |
| Furniture & equipment, net | – |
| Receivable from officer | 5,477 |
| **Total assets** | $ 79,310 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| **Liabilities** | |
| Payable to clearing firm | $ 100 |
| **Total liabilities** | 100 |
| **Commitments and contingencies** | – |
| **Stockholder's equity** | |
| Common stock, $0.01 par value, 500,000 shares authorized, 500 shares issued and outstanding | 5 |
| Additional paid-in capital | 18,095 |
| Retained earnings | 61,110 |
| **Total stockholder's equity** | 79,210 |
| **Total liabilities and stockholder's equity** | $ 79,310 |

*The accompanying notes are an integral part of these financial statements.*

**Hammond & Botzum, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2007**

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 3,260 |
| Interest income | 2,863 |
| **Total revenue** | 6,123 |
| **Expenses** | |
| Commissions and floor brokerage | 3,011 |
| Communications | 2,121 |
| Occupancy and equipment rental | 13,702 |
| Taxes, licenses and fees, other than income taxes | (34,825) |
| Other operating expenses | 18,950 |
| **Total expenses** | 2,959 |
| **Income (loss) before provision for income taxes** | 3,164 |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ 2,364 |

*The accompanying notes are an integral part of these financial statements.*

**Hammond & Botzum, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2007**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 2006 | $ 10 | $ 33,990 | $ 116,746 | $ 150,746 |
| Stock redemption | (5) | (16,995) | (58,000) | (75,000) |
| Additional paid-in capital | – | 1,100 | – | 1,100 |
| Net income (loss) | – | – | 2,364 | 2,364 |
| Balance at December 31, 2007 | $ 5 | $ 18,095 | $ 61,110 | $ 79,210 |

*The accompanying notes are an integral part of these financial statements.*

**Hammond & Botzum, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2007**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ 2,364 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in: | | |
| Receivable from clearing firm | $ 2,445 | |
| Cash surrender value life insurance | 76,724 | |
| Receivable from officer | (5,477) | |
| (Decrease) increase in: | | |
| Payable to clearing firm | 100 | |
| Total adjustments | | 73,792 |
| **Net cash provided by (used in) operating activities** | | 76,156 |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | |
| Proceeds from issuance of additional paid-in capital | 1,100 | |
| Redemption of capital stock | (5) | |
| Redemption of additional paid-in capital | (16,995) | |
| Redemption of equity | (58,000) | |
| **Net cash provided by (used in) financing activities** | | (73,900) |
| **Net increase (decrease) in cash** | | 2,256 |
| **Cash at beginning of year** | | 66,531 |
| **Cash at end of year** | | $ 68,787 |

**Supplemental Disclosure of Cash Flow Information:**

| | |
|---|---|
| *Cash paid during the year for:* | |
| Interest | $ – |
| Income taxes | $ 800 |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Hammond & Botzum, Inc. (the "Company") was incorporated in California on April 16, 1985, as a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC"). The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The Company is authorized to arrange simultaneous purchases and sales of municipal securities on behalf of its clients; whereby, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately. However, prior to year end the Company changed its net capital requirement and business plan to be a municipal bond broker. This change and capital requirement was sent to FINRA on November 11, 2007, with verbal confirmation, however, written confirmation has not been received and therefore the Company has not conducted any such business.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Advertising and promotion costs are expensed as incurred. For the year ended December 31, 2007 the Company charged $4,241 to promotion costs and $0 as advertising costs, which are included under other operating expenses.

The Company has fully depreciated furniture and equipment of $18,729. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

## Note 2: DEPOSITS HELD AT CLEARING

The Company has deposited $2,500 with Emmett A Larkin Company, Inc as security for its transactions with them.

At year end the Company owed its clearing firm $100, which is the minium monthly commission owed to the clearing firm.

## Note 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $2,546 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II).

## Note 4: RELATED PARTY TRANSACTIONS

The Company rents its office space on a month to month basis from Charles A. Botzum, III, an officer and sole shareholder of the Company. During the year ended December 31, 2007, the company paid $13,702 to the officer for office rent.

The Company earned approximately a third of its commission income from C.A. Botzum & Co., Charles A. Botzum, III holds 12,500 shares of C.A. Botzum & Co., (approximately 4% of the outstanding stock).

In October of 2007, the Company sold its whole life insurance policy on Charles A. Botzum, III, to C.A. Botzum & Co., Inc., for its cash surrender value of $79,733. The Company realized a gain of $3,009 on the sale of this asset.

The Company redeemed half of its outstanding stock to Charles A. Botzum, III, for $75,000, his cost of acquiring the stock.

The officer and shareholder of the Company has entered into an agreement with the Company that any reimbursable expenses and charges for rent for the office space are subordinated to the minimum net capital requirement of the Company.

## Note 5: INCOME TAXES

For the year ended December 31, 2007, the Company recorded the following tax provision.

| | |
|---|---|
| Current Federal Taxes | $ – |
| Current State Taxes | 800 |
| Total income tax provision | $ 800 |

The Company has available at December 31, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $8,280, that begins to expire in the year 2024. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

## NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counter party or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counter parties.

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

*Accounting for Certain Hybrid Financial Instruments*

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

*Accounting for Uncertainty in Income Taxes*

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a

**Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u> (Continued)**

recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

*Fair Value Measurements*

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

*Retirement Plans*

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

*Fair Value Option*

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

## Note 9: COMMITMENTS AND CONTINGENCIES

*Change in Business Operations*

As discussed in note 1, the Company was formerly a broker's broker, whereby the Company was authorized to arrange simultaneous purchases and sales of municipal securities on behalf of its clients. This activity required the Company to maintain a minimum net capital of $150,000. Prior to year end, the Company changed its net capital requirement to $50,000, allowing it to operate as a municipal bond broker. As of the December 31, 2007, the Company has not received written confirmation from FINRA to operate in this manner. Despite receiving verbal approval the Company has not transacted any business since making the change.

Under the old net capital requirement, the Company was required to operate under Rule 15c3-3, which requires calculations for reserve requirements and provides requirements for possession and control of client securities. Under the new net capital, the Company will operate under Rule 15c3-3(k)(2)(ii), which provides exemptions from the reserve requirement and restricts the Company from possessing client funds or securities. At December 31, 2007, the company was awaiting approval to operate under the exemptions provided by Rule 15c3-3(k)(2)(ii). Disregarding the exemptions the Company was in compliance with the reserve calculation and the requirements for possession and control.

## Note 9: COMMITMENTS AND CONTINGENCIES (Continued)

*Going Concern*

The Company had minimal activity for the year ended December 31, 2007, and is currently not authorized to operate with its current net capital requirement. If not for a rebate of $35,000, included in taxes, licenses & fees, in operating expenses, the Company would have continued a trend of losses . If the Company can not get approval for its business change or if the Company can not maintain its required net capital, there is substantial doubt that the Company can continue as a going concern. The principal of the firm has pledged to provide capital to fund its operations.

*Subsequent Event*

The Company anticipates filing a form BD-W in the first quarter of 2008, to pursue a mortgage related business.

## Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $73,733 which was $23,733 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($100) to net capital was 0.00, which is less than the 15 to 1 maximum ratio allowed.

**Hammond & Botzum, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2007**

**Computation of net capital**

**Stockholder's equity**

| | | |
|---|---|---|
| Common stock | $ 5 | |
| Additional paid-in capital | 18,095 | |
| Retained earnings | 61,110 | |
| **Total stockholder's equity** | | $ 79,210 |
| Less: Non allowable assets | 5,477 | |
| Net adjustments to capital | | 5,477 |
| **Net Capital** | | 73,733 |

**Computation of net capital requirements**

| | | |
|---|---|---|
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 7 | |
| Minimum dollar net capital required | 50,000 | |
| Net capital required (greater of above) | | 50,000 |
| **Excess net capital** | | $ 23,733 |

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007.

**Hammond & Botzum, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2007**

| | |
|---|---|
| **Credit Balances** | |
| Free credit balances and other credit balances in customers' security accounts | $ – |
| Customers' securities failed to receive | – |
| Total credits | – |
| **Debit Balances** | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 | – |
| Failed to deliver of customers' securities not older than 30 calendar days | – |
| Total debits | – |
| **Reserve Computation** | |
| Excess of total credits over total debits | $ – |
| Reserve required at 105% | $ – |
| Amount held on deposit in reserve account at December 31, 2007 | $ 2,546 |
| Deposit (withdrawal) after year end | – |
| Amount in reserve account | $ 2,546 |

**Hammond & Botzum, Inc.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**As of December 31, 2007**

Information relating to possession or control requirements is not applicable to Hammond & Botzum, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

*See independent auditor's report.*

**Hammond & Botzum, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2007**

**BREARD & ASSOCIATES, INC.**
Certified Public Accountants

Board of Directors
Hammond & Botzum, Inc.:

In planning and performing our audit of the financial statements of Hammond & Botzum, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



***We Focus & Care***SM

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 14, 2008



END